Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Reports Third Quarter 2026 Financial Performance

Melbourne (Australia) and Indianapolis, IN (U.S.) – October 21, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") provides a financial update on its commercial and operational performance for the quarter ended September 30, 2026 (Q3 2026).

Q3 2026 Highlights[1]

- Group revenue of US$245 million increased 19% over the prior corresponding quarter (Q3 2025) driven by continued strong demand for the commercial portfolio, in line with expectations. September sales drove a higher quarterly exit rate indicating continued strength in underlying demand for Telix's PSMA products.
- Precision Medicine revenue of US$201 million, increased 30% over the prior corresponding quarter, driven by both Gozellix® and Illuccix®[2]. Telix's commercial PSMA-PET imaging[3] portfolio continued to strengthen its market position, driven by strong demand for our clinically differentiated products.
- U.S. Food and Drug Administration (FDA) approved Pixclara®[4] for glioma imaging, marking a significant milestone and establishing the first approved imaging agent for this indication in the U.S.[5]. The first commercial doses were administered in September 2026[6].
- BiPASS®, a Phase 3 study evaluating pre-biopsy prostate cancer detection, completed enrollment[7], with the FDA supporting an NDA pathway and granting Fast Track Designation[8].
- Telix announced a merger with Isotope Technologies Munich SE (ITM). The merger creates a leading radiopharmaceutical platform with one of the industry's broadest therapeutics pipelines, supported by best-in-class isotope production, manufacturing, and supply chain capabilities[9].
- Telix reaffirmed that FY 2026 revenue and other income is expected to be in excess of US$1 billion, with revenue tracking in line with upper end of FY 2026 guidance of US$950 million to US$970 million plus US$40 million of other income. The Company has also revised its FY 2026 R&D expenditure guidance range to US$240 million to US$260 million.

Q3 2026 Revenue

Revenue (US$M)	Q3 2026	Q3 2025	% Change	Q2 2026	% Change
Group revenue	245	206	19%	247	(1)%
Precision Medicine revenue[10]	201	155	30%	202	—%
TMS revenue[11]	44	47	(6)%	45	(2)%

[1] The financial information for the quarter ended September 30, 2026 is unaudited.
[2] Illuccix® (kit for the preparation of gallium-68 gozetotide injection). Gozellix® (kit for the preparation of gallium-68 gozetotide injection).
[3] Imaging of prostate-specific membrane antigen with positron emission tomography.
[4] Pixclara® (floretyrosine F 18).
[5] Telix ASX disclosure September 14, 2026.
[6] Telix press release October 6, 2026.
[7] Telix ASX disclosure September 2, 2026. ClinicalTrials.gov ID: NCT07052214.
[8] Telix ASX disclosure September 30, 2026.
[9] Telix ASX disclosure September 21, 2026.
[10] Primarily sales of Illuccix and Gozellix in our Precision Medicine business.
[11] Telix Manufacturing Solutions (TMS) third-party revenue predominantly driven by RLS Radiopharmacies (RLS), excludes Illuccix and Gozellix sales and TMS inter-segment revenue.

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Executive Commentary Dr. Christian Behrenbruch, Managing Director and Group CEO, stated, "Demand for both Gozellix and Illuccix remained strong during the quarter, with U.S. dose volumes increasing 1% quarter- over-quarter, in line with our expectations and reflecting expected summer seasonality. We are pleased by the strong September exit run rate, supporting our confidence in delivering over 25% Precision Medicine revenue growth in 2026. We achieved an important milestone with the FDA approval of Pixclara, expanding our commercial portfolio, establishing a presence in neuro- oncology and further diversifying our revenue base. During the quarter, we announced a transformative merger with ITM, creating a leading vertically integrated radiopharmaceutical company with one of the industry's broadest therapeutic pipelines and expanded isotope production and global manufacturing capabilities. This is aligned with our long-term growth strategy reinforcing our ability to reliably serve patients at scale." Therapeutics Business Unit • TLX591-Tx (177Lu rosopatamab tetraxetan): Following FDA review and alignment of the Part 1 safety data, Telix is finalizing its IND amendment to the FDA to support progression to Part 2 of the ProstACT Global Phase 3 study in the U.S.12. Outside the U.S., Part 2 of the global study continues to enroll patients across seven countries: Australia, New Zealand, Canada, Türkiye, the UK, Singapore, and South Korea. Regulatory approvals have also been obtained to proceed in China and Japan13. • TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA): OPTIMAL-PSMA14, a Phase 2 study evaluating TLX597-Tx in metastatic androgen pathway modulator-resistant (mAPMR) prostate cancer15, completed enrollment of 120 patients16. A data readout is expected in the first half of 2027. OPTIMAL-e17, a Phase 2 study evaluating TLX597-Tx in metastatic androgen pathway modulator-naive or -sensitive (mAPMN/S) prostate cancer18, continues to demonstrate strong enrollment momentum. • TLX250-Tx (177Lu girentuximab tetraxetan): Continued enrollment of patients in LUTEON19, a pivotal trial of TLX250-Tx in advanced clear cell Renal Cell Carcinoma (ccRCC). The trial is evaluating the safety and efficacy of TLX250-Tx compared with the investigator’s choice of monotherapy consistent with standard of care. • TLX101-Tx (iodofalan 131I): Following full enrollment of the first cohort in Part 1 of the Phase 3 IPAX BrIGHT study20, an IND amendment was filed with the FDA to support expansion of the trial into Part 1b in the U.S. IPAX-221, a Phase 1 study of TLX101-Tx in patients with newly diagnosed glioblastoma met its primary endpoint, establishing a maximum tolerated dose (MTD) of two 5 GBq cycles in combination with standard of care. No dose-limiting toxicities were observed, supporting advancement of IPAX-2 to Phase 222. Page 2 12 Telix ASX disclosure July 2, 2026. ClinicalTrials.gov ID: NCT06520345. 13 Telix ASX disclosure December 17, 2025. 14 Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437. 15 Formerly known as metastatic castration-resistant prostate cancer (mCRPC). 16 Telix LinkedIn June 25, 2026. 17 Australian New Zealand Clinical Trials Registry ID: ACTRN12626000034336. 18 Formerly known as metastatic hormone-sensitive prostate cancer (mHSPC). 19 ClinicalTrials.gov ID: NCT07197580. 20 ClinicalTrials.gov ID: NCT07100730. 21 ClinicalTrials.gov ID: NCT05450744 22 Telix media release May 19, 2026.

Precision Medicine Business Unit 68Ga-PSMA-11 for prostate cancer imaging: • BiPASS®, a Phase 3 study of 68Ga-PSMA-11 PET in combination with MRI for the diagnosis of prostate cancer in the pre-biopsy setting, completed enrollment of 350 patients. Rapid enrollment underscores the unmet need for a minimally invasive option for prostate cancer diagnosis. The study builds on the clinical foundation established by the PRIMARY23 and PRIMARY224 studies and is intended to support regulatory submissions. The FDA has supported an NDA pathway that could facilitate reimbursement and granted Fast Track Designation, which may enable an expedited review. • With enrollment complete in the Phase 3 registrational study of TLX591-Px (Illuccix) in Japan25, Telix is preparing for NDA submission and potential market entry. A Conditional Approval is currently under review by Japan's Pharmaceutical and Medical Devices Agency (PMDA) and is expected to facilitate an expedited review process. TLX101-Px (floretyrosine F 18) for brain cancer imaging: • Telix's Marketing Authorization Application (MAA) for Pixlumi®26 in Europe remains under review. • Following the FDA clearance of the IND application, Telix is advancing a Phase 3 registrational study to support expansion of the Pixclara label for the diagnosis of brain metastases. TLX250-Px, Zircaix®27 (89Zr-girentuximab senvedoxam) for kidney cancer imaging: • Following receipt of the corrected Complete Response Letter (CRL), Telix is finalizing its Biologics License Application (BLA) resubmission package, addressing the remaining third- party manufacturing observations. Resubmission to the FDA is planned in the near term and remains a top priority for the Company in 2026. Telix Manufacturing Solutions (TMS) • Through RLS, Telix has established a growing network of micro-pharmacy sites, known as UroOncRxTM, providing urologists with onsite access to our imaging agents, particularly in underserved and remote markets. Multiple sites are now operational and dispensing product, further strengthening our radiopharmacy infrastructure and expanding patient access. • ARTMS, a Telix company, has secured contracts for 50 QUANTM® Irradiation Systems (QIS®) globally, achieving a key commercial milestone and reflecting continued demand for its isotope production technology. • Telix announced a collaboration with Ekalia28, a joint venture between IBA (Ion Beam Applications S.A., EURONEXT) and Framatome, to advance scalable U.S. production of astatine-211 (211At), an alpha-emitting radioisotope being investigated for targeted alpha therapy. The first IBA alpha-beam cyclotron installation at Telix’s RLS Radiopharmacies site in Trevose near Philadelphia (PA) is intended to establish a reproducible production model, with the potential for further rollout across the RLS network as demand develops. The collaboration secures long-term, priority isotope access for Telix’s alpha therapy pipeline, while also supporting third-party academic and industry programs. Page 3 23 Emmett et al. Eur Urol. 2021. 24 Buteau et al. Lancet Oncol. 2026. ClinicalTrials.gov ID: NCT05154162. 25 Telix media release July 17, 2026. 26 Brand name subject to final regulatory approval. 27 Brand name subject to final regulatory approval. 28 Telix media release October 19, 2026.

Corporate Updates • Telix announced a transformational merger with ITM, the world's leading supplier of therapeutic radioisotopes, reinforcing its long-term strategy as a vertically integrated radiopharmaceutical company and further strengthening one of the industry's broadest therapeutic pipelines. ITM brings a complementary late-stage portfolio led by ITM-11 (177Lu-edotreotide) for gastroenteropancreatic neuroendocrine tumors (GEP-NETs), as well as industry-leading isotope capabilities anchored by the only globally scaled commercial-grade 177Lu production platform. The transaction includes upfront consideration of US$1.65 billion on a cash-free, debt-free basis, with ITM shareholders expected to receive approximately US$1.25 billion in Telix shares released as ADRs. Additional contingent consideration of up to US$700 million may be paid upon achievement of future regulatory approvals and commercial sales milestones for ITM-11. The transaction remains subject to Telix shareholder approval and customary closing conditions. A General Meeting of Shareholders is expected to be held on December 1, 2026 (AEDT). • Mr. David Gill was appointed Chair of the Board on September 1, 202629. Mr. Gill is a life sciences executive with more than 35 years of experience in biopharma, radiopharmaceuticals and medical devices. He has held senior leadership positions, including President, Chief Operating Officer and Chief Financial Officer roles at multiple public companies, and brings extensive expertise in capital markets, governance, business scaling and corporate strategy. He currently serves on the boards of several healthcare companies and holds degrees from Wake Forest University and Emory University. • Mr. Marcin Firek will join Telix as Company Secretary, effective October 21, 2026. Mr. Firek brings extensive experience in corporate governance, legal affairs, risk management and public company administration, including for dual-listed Australian and U.S. companies. Most recently, he served as Head of Enterprise & Operational Risk at PwC Australia. Previously, he led the Company Secretary team at Woolworths Group Limited, ASX Limited and James Hardie Industries Plc. Earlier in his career, he practiced corporate and M&A law at MinterEllison. Mr. Firek will be the primary person responsible for communications with the ASX under ASX Listing Rule 12.6. Mr. Shomalin Naidoo has also ceased his appointment as interim Company Secretary effective today. FY 2026 guidance • Telix expects FY 2026 revenue and other income to exceed US$1 billion, with revenue tracking toward the upper end of its FY 2026 guidance of US$950 million to US$970 million, including US$40 million in other reported income. • Revenue guidance reflects product sales in markets where marketing authorization has been granted, includes a full-year contribution from RLS, and incorporates anticipated sales of Pixclara. • Telix revises its FY 2026 R&D expenditure guidance range to US$240 million to US$260 million, previously US$230 million to US$270 million, subject to the achievement of planned clinical, regulatory and development milestones. About Telix Pharmaceuticals Limited Telix Pharmaceuticals (ASX: TLX, NASDAQ: TLX) is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Page 4 29 Telix ASX disclosure September 1, 2026.

Telix's commercial franchise is anchored by its precision diagnostics portfolio: Illuccix® (kit for the preparation of gallium-68 gozetotide injection), commercially available in 22 countries including the U.S., Gozellix® (kit for the preparation of gallium-68 gozetotide injection), approved by the U.S. FDA, and Pixclara® (floretyrosine F 18) approved by the FDA for glioma imaging. The Company's late-stage therapeutic pipeline includes three investigational assets in pivotal-stage trials: TLX591- Tx (lutetium-177 (177Lu) rosopatamab tetraxetan) in prostate cancer, TLX101-Tx (iodofalan 131I) in recurrent glioblastoma, and TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan) in kidney cancer, additionally complemented by a deep pipeline of next generation candidates. Telix is headquartered in Melbourne, Australia, with operations across North America, Europe, Latin America and Asia-Pacific. For more information, visit www.telixpharma.com or follow Telix on LinkedIn, X and Facebook. Investor Relations Annie Kasparian Annie.kasparian@telixpharma.com Charlene Jaw Charlene.jaw@telixpharma.com Media Eliza Schleifstein Eliza@schleifsteinpr.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors. Guidance Disclaimer The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below. Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation, regulation, or policy that affects product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix’s ability to protect its patents and other intellectual property. See the Legal Notices section below for additional information, risks and assumptions. Legal Notices Cautionary Statement Regarding Forward-Looking Statements. You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially Page 5 from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward- looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250- Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved. Page 6